UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.)

Parks! America, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
701455107
(CUSIP Number)
Marlton Wayne, LP 222 W Merchandise Mart Plaza Suite 1212 Chicago, Illinois 60554 (312) 204-7288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	701455107

1	NAMES OF REPORTING PERSONS Marlton Wayne, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,768,179
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,768,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,768,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.04%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*Based upon 74,721,537 shares of common stock outstanding as of August 6, 2018, as disclosed in its Form 10-Q that was filed on August 8, 2018, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	701455107

1	NAMES OF REPORTING PERSONS James C. Elbaor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,768,179
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,768,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,768,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.04%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN, HC

*Based upon 74,721,537 shares of common stock outstanding as of August 6, 2018, as disclosed in its Form 10-Q that was filed on August 8, 2018, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	701455107

1	NAMES OF REPORTING PERSONS Marlton Wayne GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,768,179
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,768,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,768,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.04%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN, HC

*Based upon 74,721,537 shares of common stock outstanding as of August 6, 2018, as disclosed in its Form 10-Q that was filed on August 8, 2018, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	701455107

1	NAMES OF REPORTING PERSONS Marlton, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,768,179
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,768,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,768,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.04%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IA

*Based upon 74,721,537 shares of common stock outstanding as of August 6, 2018, as disclosed in its Form 10-Q that was filed on August 8, 2018, by the Issuer with the Securities and Exchange Commission.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Parks! America, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1300 Oak Grove Road, Pine Mountain, GA 31822.

Item 2.	Identity and Background

Name of Person Filing:

(a)	This statement is jointly filed by and on behalf of each of Marlton Wayne, LP, James C. Elbaor, Marlton Wayne GP, LP and Marlton, LLC. Marlton Wayne, LP is the record and direct beneficial owners of the securities covered by this statement. Marlton Wayne GP, LP is the general partner of Marlton Wayne, LP and may be deemed to beneficially own securities owned by Marlton Wayne, LP. Marlton, LLC is the general partner of Marlton Wayne GP, LP and investment manager of Marlton Wayne, LP, and may be deemed to beneficially own securities owned by Marlton Wayne, LP. Mr. Elbaor is the sole member of Marlton, LLC, and may be deemed to beneficially own securities owned by Marlton Wayne, LP.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b)	The address of the principal business office of each of the reporting persons is 222 W Merchandise Mart Plaza, Suite 1212, Chicago, Illinois 60554.

(c)

The principal business of Marlton Wayne, LP is investing in securities. The principal business of Marlton Wayne GP, LP and Marlton, LLC is furnishing investment advisory services to Marlton Wayne, LP. The principal business of Mr. Elbaor is serving as the sole member of Marlton, LLC.

(d)	None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)	Marlton Wayne, LP is a Delaware limited partnership

James C. Elbaor is a citizen of the United States of America.

Marlton Wayne GP, LP is Delaware limited partnership

Marlton, LLC is a Delaware limited liability company

Item 3.	Source and Amount of Funds or Other Considerations

The investment cost (including commissions, if any) of the shares of Common Stock held by Marlton Wayne, LP (the “Shares”) is $757,000. Such shares were purchased with the investment capital of Marlton Wayne, LP. Marlton Wayne LP purchased the Shares through privately negotiated transactions from a current member of the board of directors of the Issuer and a principal stockholder of the Issuer (greater than 10% ownership).

Item 4.	Purpose of Transaction

The purpose for which the Shares was acquired by the Reporting Persons is for investment. Depending upon market conditions and other factors that it may deem material, the Reporting Persons may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Shares or related securities that it now beneficially owns or may hereafter acquire and/or may enter into transactions that increase or hedge its economic exposure to the Shares without affecting its beneficial ownership.

In the ordinary course of evaluating its investment, representatives of the Reporting Persons may also from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer.  The Reporting Persons have had and may continue to have discussions with the Issuer’s management and board of directors and may have discussions with other shareholders of the Issuer, potential acquirers and financing sources and other third parties relating to the Issuer’s business, operations, strategy, strategic alternatives for and relative valuations of the Issuer, including, but not limited to, in relation to the sale of its business or some or all of its assets, capital structure and capital raising alternatives, governance, current and future board composition, future plans and related matters. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board of Directors composition, ownership, capital structure, dividend policy, strategy and plans of the Issuer as a means of enhancing stockholder value or may change their intention with respect to any and all matters referred to in Item 4.

The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.  Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, none of the Reporting Persons has any current plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	Based upon an aggregate of 74,721,537 shares of Common Stock outstanding, as determined by the Issuer’s most recently public available information:

a.	Marlton Wayne, LP directly owns 3,768,179 Shares, constituting approximately 5.04% of the shares outstanding.

b.	Marlton Wayne GP, LP directly owned no shares of Common Stock. By reason of its position as the general partner for Marlton Wayne, LP, Marlton Wayne GP, LP may be deemed to beneficially own the 3,768,179 Shares, constituting approximately 5.04% of the shares outstanding.
c.	Marlton, LLC directly owned no shares of Common Stock. By reason of its position as the investment manager of Marlton Wayne, LP and as the general partner of Marlton Wayne GP, LP, Marlton, LLC may be deemed to beneficially own the 3,768,179 Shares, constituting approximately 5.04% of the shares outstanding.

c.

Mr. Elbaor directly owned no shares of Common Stock. By reason of his position as sole member of Marlton, LLC, Mr. Elbaor may be deemed to beneficially own the 3,768,179 Shares, constituting approximately 5.04% of the shares outstanding.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. Marlton Wayne, LP has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. Each of Marlton Wayne GP, LP and Marlton, LLC shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Martlon Wayne, LP. Mr. Elbaor, as the sole member of Martlon, LLC, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c)	Not applicable.

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit 1 and is incorporated by reference herein.

Other than the joint filing agreement filed as an exhibit hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Marlton Wayne, LP By: Marlton Wayne GP, LP, its general partner By: Marlton, LLC, general partner of Marlton Wayne GP, LP
Signature:	/s/ James C. Elbaor
Name:	James C. Elbaor
Title:	Sole Member

Marlton Wayne GP, LP By: Marlton, LLC, its general partner
By:	/s/ James C. Elbaor
Name:	James C. Elbaor
Title:	Sole Member

Marlton, LLC
By:	/s/ James C. Elbaor
Name:	James C. Elbaor
Title:	Sole Member

James C. Elbaor

/s/ James C. Elbaor

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated, September 13, 2018

Marlton Wayne, LP By: Marlton Wayne GP, LP, its general partner By: Marlton, LLC, general partner of Marlton Wayne GP, LP
Signature:	/s/ James C. Elbaor
Name:	James C. Elbaor
Title:	Sole Member

Marlton Wayne GP, LP By: Marlton, LLC, its general partner
By:	/s/ James C. Elbaor
Name:	James C. Elbaor
Title:	Sole Member

Marlton, LLC
By:	/s/ James C. Elbaor
Name:	James C. Elbaor
Title:	Sole Member

James C. Elbaor

/s/ James C. Elbaor